EXAR

Experience *Our* Connectivity™

Solved by Sipex™

A Strategic Connectivity Opportunity June 13, 2007 Filed by Exar Corporation Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Sipex Corporation Commission File No.: 1-33403

Disclaimer
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private
Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction.
These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate.  In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of
Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange
Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and
Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

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Exar Strategic Vision
Leader in System-Level
Mixed-Signal Connectivity Solutions
Build a $300M Company in 3 to 5 Years
through Strategic Acquisitions
and Organic Growth

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A New Strategic Focus
• Key management changes made in Feb 2007
– Interim CEO named
– CFO hired
• Committed to substantial revenue, profit and EPS
growth
• Focused on transforming Company
• Launched program to substantially improve R&D
ROI
• Headcount cut by 6% in Mar 2007
• Evaluation of potential acquisitions continues

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First Step – Exar-Sipex Merger
Exar – Sipex Merger
Announced
May 8, 2007
Shareholder approvals and closing expected
in calendar 2007 Q3

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• Leading supplier of analog and
mixed-signal silicon solutions for
the serial communications, network
transmission and storage markets
• Year Founded: 1971
• Headquarters: Fremont, CA
• Revenue (LTM): $69M
• Key Product Families
• Network Transmission
• Serial Communications
• Storage Interconnect
• Employees: 235
• Leading supplier of analog and
mixed-signal silicon solutions for
the power management, interface
and optical storage markets
• Year Founded: 1965
• Headquarters: Milpitas, CA
• Revenue (LTM): $78M
• Key Product Families
• Power Management
• Interface
• Optical Storage
• Employees: 270
Company Profiles

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Transaction Overview
Structure
• Combined company will maintain Exar name
• Stock-for-stock exchange
• 0.6679 shares of Exar for each share of Sipex
• Stockholder Ownership: Exar 68%, Sipex  32%
Financials
• Pro forma revenues of ~$150M (LTM)
• Pro forma cash of ~$365M (Mar 2007)
• >$10M of annualized Non-GAAP cost synergies anticipated by
CY 2008 Q2
• Lower Non-GAAP taxes expected due to use of Sipex NOLs
• Non-GAAP earnings expected to be accretive by CY 2008 Q2
Leadership
• Chairman: Richard L. Leza
• Chief Executive Officer: Ralph Schmitt
• Chief Financial Officer: J. Scott Kamsler
Governance
• 5 Board members from Exar, including Richard L. Leza
• 3 Board members from Sipex, including Ralph Schmitt
Timing
• Announced, May 2007
• Shareholder approvals and closing expected in CY 2007 Q3

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• Establish product leadership positions across a broader
spectrum of high growth connectivity solutions
– Complementary products and technologies
• Accelerate revenue growth
– Leverage cross-selling and sales channel opportunities
– Considerably strengthened presence in high growth
China/Asia Pac regions
– Significant scale benefits
• Significant cost synergies expected
• Accelerate earnings growth anticipated
• Accretive: target – CY 2008 Q2
Transaction Rationale

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Of Merger

Scale to Expand Growth Opportunities
• More competitive organization with enhanced
growth prospects
• Expanded array of products, customers and
channels
• Complementary products and technology
capabilities
• Strong balance sheet
• Platform for consolidation

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Of Merger

Near-Term Synergies
• Revenue expansion through cross-selling and
focused channel partners
• >$10M of annualized Non-GAAP cost synergies
anticipated by CY 2008 Q2
• Lower Non-GAAP taxes expected due to use of
Sipex NOLs
• Optimization of businesses and projects for
accelerated second year revenue and earnings
growth

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Of Merger

Network
Transmission
Interface
Serial
Communications
Power
Management
Broader Product Portfolio
>30% 5-10% 15-20%
Expected Market
Growth Rate
~ Pro Forma
Revenue %
20% 55% 25%*
* Includes Sipex Optical/Other

Technology
Access Control
Phy
Clock
Interface / UART
Power
EXAR
Sipex

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Of Merger

Complementary Products, Technologies &
Markets
MPOS Mappers
Framers
SONET/SDH to
OC-192 T/E
SAS
SATA
FC
ISA & PCI Multi-channel
Low Voltage/
Low Power UARTS
RS-232 Combo
Communications
Storage /
Computing
Consumer Industrial
Wireless
PowerBlox
Buck Reg
Boost Reg
Charge Pumps Controllers
Multiprotocol RS-232 USB RS-485
Programmable Skew Spread Spectrum ZDB
I
2
C & SPI

EXAR
NOKIA
Connecting People
FUJITSU
LG
hp
NEC
IBM
CRESTRON
Digi
ERICSSON
Connectware
SIEMENS
MICRONETICS
mitsubishi
Cisco Systems
Panasonic
SAMSUNG
Avocent
The Power of Being There
ALCATEL
HUAWEI
tellabs
Sipex
MOTOROLA
BenQ
palm
SONY
SANYO
PHILIPS
SAGEM
SHARP
XEROX
Scientific Atlanta
LITE ON
TOSHIBA
ZTE中兴
DELL

EXAR
Sipex

Increasing Shareholder Value Transaction Rationale Pro Forma Financials Overview Of Merger 13 Increased Customer Relevancy & Diversity

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Of Merger

End Market & Geographic Presence
Exar Business Units Sipex Business Units
Network Serial Power
Transmission Communications Interface Management
End Markets
Industrial
Consumer
Communications
Storage / Computing
Market Penetration
Americas
Europe
Asia

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Of Merger

56%
29%
15%
Interface
Power
Optical/Other
FY2007 Revenue by Market Segment
Sipex Exar
Pro forma Combined
~$150M
58%
3%
39%
Serial Communications
Video & Imaging
Network & Transmission
57%
16%
18%
9%
Interface/Serial
Power
Network & Transmission
Other

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Of Merger

20%
60%
20%
North America
Asia
Europe/ROW
FY2007 Revenue by Geography
Sipex Exar
Pro forma Combined
~$150M
44%
30%
26%
North America
Asia
Europe/ROW
31%
46%
23%
North America
Asia
Europe/ROW

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Future Expansion Through Acquisition
Network Transmission
Interface Power Management
Combined Enterprise
SATA I/II
PCI Express
USB
Multi-Protocol
Ethernet
Digital Power
DC/DC
Batter Chg

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Of Merger

Summary Pro Forma Financials
• Pro forma annual revenue doubled to ~$150M (LTM)
• Pro forma cash of ~$365M (Mar 2007)
• No debt following merger and conversion of Sipex
notes
• >$10M of annualized Non-GAAP cost synergies
anticipated by CY 2008 Q2
• Lower Non-GAAP taxes expected due to use of Sipex
NOLs
• NOL tax benefit reduces goodwill
• Non-GAAP earnings expected to be accretive by CY
2008 Q2

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Of Merger

Increasing Shareholder Value
• Broader footprint
– End markets diversified
– Product portfolio broadened
– Customer base expanded
• Stronger Company
– Management team
– Synergies – revenue and cost
– Core technical competencies deepened
• Short term impact
– Revenue doubles
– Expected to be accretive by CY 2008 Q2 on a Non-
GAAP basis

EXAR

Experience *Our* Connectivity™

Solved by Sipex™

An Opportunity for Increasing Shareholder Value

Additional Information and Where You Can Find It

Exar has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests are described in the proxy statement /prospectus.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 24, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests are described in the proxy statement /prospectus.